2911 Turtle Creek Blvd., Suite 1100
Dallas, Texas 75219
Ken Betts
ken.betts@egannelson.com

VIA EDGAR

April 14, 2025

Ms. Stacie Gorman
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Connect Invest III LLC Offering Statement on Form 1-A CIK No. 0002051100

Dear Ms. Gorman:

This letter is submitted on behalf of Connect Invest III LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Draft Offering Statement on Form 1-A submitted on March 21, 2025 (“DOS”), as set forth in your letter dated April 4, 2025 addressed to Mr. Todd B. Parriott, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing its Offering Statement on Form 1-A (the “Offering Statement”), which includes changes to the DOS to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to the Amendment. The responses provided herein are based on information provided to Egan Nelson LLP by the Company. Capitalized terms used herein and not otherwise defined have the meaning given to them in the Amendment.

Draft Offering Statement on Form 1-A

Cover Page

1.	Please revise to state the amount of Class A-1 Notes and Class A-2 [N]otes that you are offering here and elsewhere as appropriate. Refer to Part II, Item 1(d) of the Form 1-A.

Response: The Company has added disclosure on the cover page of the offering circular and pages 5 and 30 in response to the Staff’s comment.

Description of the Notes, page 30

2.	Please revise your disclosure to clarify the mechanics of the automatic rollover provision for the Class A-2 Notes. For example, please revise to clarify whether and when you would inform investors of an upcoming maturity date for such notes. Please also revise as appropriate, including on the cover, to clarify the disclosure of information you will provide about your company before any rollover event.

Response: The Company has added disclosure on the cover page of the offering circular and pages 5 and 30 in response to the Staff’s comment.

General

3.	We note that the Class A-2 Notes are subject to automatic rollover and that your total offering for both the Class A-1 Notes and the Class A-2 Notes is $50 million. We also note your comment on page 30 that issuances of new notes pursuant to the automatic rollover provision will reduce the aggregate principal amount of such notes that are issued, but that you also refer to the limit of $75 million of notes being offered during any 12-month period. Please revise to clarify whether you intend to file a post-effective amendment in the future if necessary to increase the amount you are offering, as you are currently offering a maximum of $50 million, or otherwise revise your disclosures to clarify. See Rules 253(b)(4) and 252(f)(2) of Regulation A. Please also revise the cover page to clarify the reduction of the offering limit through the issuances of notes pursuant to the automatic rollover provision.

Response: The Company has added disclosure on the cover page and page 30 of the offering circular in response to the Staff’s comment.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 628-9524.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Mr. Todd B. Parriott Connect Invest III LLC